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[VIVENDI UNIVERSAL LOGO]                                            Exhibit 99.1



                         FINALIZATION OF SALE OF TELEPIU
                         TO NEWS CORP AND TELECOM ITALIA

PARIS, APRIL 30, 2003 Vivendi Universal (PARIS BOURSE: EX FP; NYSE: V), Canal+ Group, News Corporation and Telecom Italia today announced the closing of the sale of Telepiu, the Italian pay-TV platform.

The transaction amounted to E871 million, comprising debt assumption of E414 million and E457 million in cash. The cash payment includes a E13 million adjustment corresponding to the reimbursement of the accounts payable net of debt adjustment.

The acquisition of Telepiu by News Corporation and Telecom Italia was approved by the European Commission on April 2, 2003. It will result in the creation of Sky Italia, held 80.1% by News Corporation and 19.9% by Telecom Italia.

In addition, as covered by the acquisition agreement, the disputes between Stream and Telepiu, and between Canal+ and NDS, will be dropped.

CONTACTS :

                                                           INVESTOR RELATIONS
Media                                                      PARIS
                                                           Daniel Scolan
                                                           +33 (1).71.71.3291
PARIS                                                      Laurence Daniel
     Antoine Lefort                                        +33 (1).71.71.1233
     +33 (1).71.71.1180
     Agnes Vetillart
     +33 (1).71.71.3082                                    NEW YORK
     Alain Delrieu                                         Eileen McLaughlin
     +33 (1).71.71.1086                                    +(1) 212.572.8961



     NEW YORK
     Anita Larsen
     +(1) 212.572.1118